                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

           Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                               WYANT CORPORATION
                               -----------------
                           (Name of Subject Company)

                               WYANT CORPORATION
                               -----------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)


                                 James A. Wyant
                     Vice Chairman and Corporate Secretary
                               Wyant Corporation
                      1170 U.S. Highway 22 East, Suite 203
                         Bridgewater, New Jersey 08807
                                 (514) 636-9926

     (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   Copies to:

                           Kenneth E. Adelsberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000



 /X/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
                                                                   PRESS RELEASE
--------------------------------------------------------------------------------
LOGO                                                                        LOGO
PERKINS
Cascades Group                                                 WYANT CORPORATION




                PERKINS PAPERS LTD. TO ACQUIRE WYANT CORPORATION

Candiac (Quebec) August 30, 2000 -- Perkins Papers Ltd. (TSE, symbol: PKN), a subsidiary of Cascades Inc. (TSE, symbol: CAS) and Wyant Corporation (NASDAQ Small Cap, Symbol: WYNT) announced today that they have entered into a definitive agreement whereby Perkins Acquisition Corp., a wholly-owned subsidiary of Perkins, will make a tender offer for all of the issued and outstanding shares of common stock of Wyant for US$4.00 per share in cash. Pursuant to this agreement, and promptly following the tender offer, Perkins Acquisition Corp. will merge with Wyant resulting in Wyant becoming a wholly-owned subsidiary of Perkins.

Perkins has also entered into a definitive agreement with the Wyant family, which controls a majority of the shares of the common stock of Wyant Corporation, in which they have agreed to sell all of their common shares and convertible preferred shares.

The Board of Directors of each of Wyant and Perkins have unanimously approved the tender offer and merger.

The transactions are subject to, among other things, customary regulatory approvals in Canada and the United States and are expected to close during the fourth quarter of 2000.

Mr. Donald C. MacMartin, the Chairman of the Board and Chief Executive Officer of Wyant stated: "The combination of Perkins and Wyant is an excellent strategic fit as it will further strengthen the paper segment of our business by providing a fully integrated operation and a secure source of paper supply. Our operating subsidiaries, Wood Wyant Inc. and IFC Disposables, Inc., will operate as autonomous entities within the Perkins Group, specializing in the distribution of sanitation supplies. These subsidiaries will pursue growth in this promising market and will benefit from synergies with Perkins."

In commenting on this transaction, Mrs. Suzanne Blanchet, President and Chief Executive Officer of Perkins stated: "This transaction is the logical outcome of a long business relationship between the two corporations. The acquisition of Wyant by Perkins is in keeping with our growth strategy, as it allows us to increase our proportion of converted products toward our 75% target. It also reinforces our sales network on a pan-Canadian scale. Wyant possesses a vast expertise in manufacturing, converting and distributing sanitation supplies, a unique concept in Canada which we intend to further develop."

The total amount of the transaction, which includes the purchase of all the common shares and convertible preferred shares, is CDN$21.8 million (US$14.7 million) and will be financed through existing credit facilities available to Perkins.

                - - - - - - - - - - - - - - - - - - - - - - - - -

Perkins Papers Ltd. is the second largest producer of tissue paper in Canada and the seventh largest in North America. Perkins operates six mills and converting plants, five of which are located in Quebec and one in North Carolina, with a workforce of 950 employees. Perkins's industrial infrastructure includes eight paper machines with a combined annual capacity of 262,000 short tonnes of tissue paper. The Corporation also operates 38 converting units. A large share of its production is converted into finished and semi-finished products such as bathroom tissue, household towels, facial tissue, napkins and hand towels. To complete its product lines, Perkins also produces folding cartons and kraft paper bags. The Company sells its products under its own brand names such as, Cascades(R), Satin Soft(R), Doucelle(R), Decor(R), North River(R), Perkins(R) and Horizon(R) as well as under private labels. Perkins trades on the Toronto Stock Exchange under the symbol PKN.

Wyant Corporation is an integrated sanitation and facility maintenance supply company with extensive manufacturing, sales and distribution capabilities, employing approximately 475 people in Canada and the United States through its two subsidiaries, Wood Wyant Inc. and IFC Disposables, Inc.

Cautionary Statement under "Safe harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Statements made in this news release contain information about Wyant's future business prospects. These statements may be considered "forward looking".

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by such forward looking statements. Among these risks and uncertainties are those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Wyant's annual report on Form 10-K for the year ended December 31, 1999. Wyant's actual results may differ materially from anticipated results.

For additional information and risks associated with Wyant's business prospects and future operating results, please refer to Wyant's public filings with the Securities and Exchange Commission.

Wyant Corporation's shareholders are advised to read the tender offer statement regarding the acquisition of Wyant Corporation referenced in this news release, which will be filed by Perkins Papers Ltd. and Perkins Acquisition Corp. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement which will be filed by Wyant Corporation with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all shareholders of Wyant Corporation at no expense to them. These documents also will be made available at no charge at the SEC's Web site, www.sec.gov. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Wyant Corporation. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

FOR FURTHER INFORMATION:

Ms. Suzanne Blanchet                     Mr. Donald C. MacMartin
President and Chief Executive Officer    Chairman and Chief Executive Officer
Perkins Papers Ltd.                      Wyant Corporation
(450) 444-6400                           (514) 636-9926
sblanchet@perkins.ca                     dmacmartin@wyantcorp.com


Mr. Stephane Milot
Director - Investor Relations
Cascades Group
(514) 282-2681
smilot@cascades.com

WEB SITE:  www.perkins.ca
           www.wyantcorp.com

SUBJECT:       Perkins Tender Offer for Wyant Common Shares

COMMENTS TO:   Shareholder groups, employees, customers, suppliers and other stakeholders following Press Release on August 30, 2000.

--------------------------------------------------------------------------------


bullet Wood Wyant is being sold at this time because following the death of Company founder, Jerry Wyant, the Wyant Family has been re-evaluating its options vis-a-vis the business. Given a clear expression of interest from Perkins, the Wyant Family decided it was time to sell their shares and pursue other endeavours.

bullet The offer from Perkins stems from a close working relationship between the two companies for the past 25 years. Perkins is a significant supplier of paper to Wood Wyant and, as such, there is a good strategic fit between the companies.

bullet The combination of Perkins and Wood Wyant strengthens the paper segment of the business by providing a fully integrated operation and a secure source of paper supply. Sales of paper products represent approximately 50% of Wyant's sanitation supply business. The merger will help both companies expand their market presence and it provides growth opportunities in Canada and the United States.

bullet Wood Wyant's strength as a leading sanitation supply distributor is based on its ability to successfully bundle a full range of products and services for the away-from-home markets in Canada, and we expect this strategy to remain in place.

bullet We intend to continue to fully support all existing obligations and commitments with customers and suppliers.

bullet It is the current plan that Wood Wyant and IFC Disposables, Inc. will operate as "stand alone" business units within the Perkins Group and with present management in place.

                                     bullet

     Wyant Corporation's shareholders are advised to read the tender offer statement regarding the acquisition of Wyant Corporation, which will be filed by Perkins Papers Ltd. and Perkins Acquisition Corp. with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement which will be filed by Wyant Corporation with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to this offer. These documents will be made available to all shareholders of Wyant Corporation at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Wyant Corporation. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.